VENECREDIT SECURITIES, INC.
Member SIPC / FINRA

Venecredit Securities Inc Exemption Report

Venecredit Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii)

The Company files Exemptive Provision under Rule 15c3-3. Venecredit Securities Inc. introduces and clears all customer transactions through Pershing, LLC on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

We, Alvaro Frias / George F. Valle, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

By:

Alvaro Frias
Title: CEO / Managing Director

Date 03-02-20

By:

George F. Valle

George F Valle
Title: CFO / FINOP

Date 03-02-20